Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China

July 14, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Alexandra M. Ledbetter

Re:	Yayi International Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 29, 2011
File No. 333-170172

We hereby submit the responses of Yayi International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form S-1
Financial Statements for the Nine Months Ended December 31, 2010, page F-3
Notes to Condensed Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9
Slotting fees, page F-10

1. We note your response to comment one in our letter dated April 14, 2011. Based on the nature and terms of your arrangements with your distributors with respect to slotting fees, we do not believe sufficient basis exists to support accounting for these fees as amortizable assets and do not concur with your accounting for these costs. Rather, we believe the appropriate accounting for these costs is to record them as an offset to revenue as they are incurred. Revise your financial statements accordingly. In connection with this, we remind you of the requirements of Item 4.02 of Form 8-K.

Company Response: On June 1, 2011, we filed a Current Report on Form 8-K to report that the previously-issued financial statements contained in our Quarterly Reports on Form 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 (the “2010 Quarterly Financial Statements”) and the Transition Report on Form 10-K for the period between November 1, 2009 and March 31, 2010 (the “2010 Transition Financial Statements”) should no longer be relied upon because of our incorrect application of generally accepted accounting principles related to the classification of the slotting fees incurred by us in 2010 as one-year amortizable assets.

On June 28, 2011, we filed an amendment to each of the Quarterly Reports on Form 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 and an amendment to the Transition Report on Form 10-K for the period between November 1, 2009 and March 31, 2010, in which we restated the 2010 Quarterly Financial Statements and the 2010 Transition Financial Statements, respectively, to reflect our reclassification of the slotting fees incurred by us in 2010 as a one time fee offset with revenue as they are incurred.

2. Please provide us, as supplemental information, a reconciliation of the amounts disclosed in the fourth paragraph of your response to the amounts disclosed in Note 2 to the financial statements included in the amended Form S-1 filed March 29, 2011.

Company Response: The amount of $4.38 million disclosed in the fourth paragraph of our previous response was mistakenly described as amount capitalized when it should be the amount amortized and offset against revenue. See below for a table of reconciliation to the amounts disclosed in Note 2 to the financial statements included in the amended Form S-1 filed March 29, 2011:

Slotting fees (A) In USD	Actual Payment (Capitalized)	Amortized to Net Income (offset against revenue)	Year-to-date (“YTD”) By the Periods
			Actual Payment (Capitalized)	Amortized to Net Income (offset against revenue)
Five months ended Mar 31, 2010	1,032,607	151,619	1,032,607 (a)	151,619 (c)
Three months ended June 30, 2010	1,952,334	561,762	1,952,334	561,762
Three months ended September 30, 2010	1,376,754	1,030,293	3,329,088	1,592,055
Three months ended December 31, 2010	1,238,574	1,334,356*	4,567,663	2,926,411*
Three months ended March 31, 2011	182,536	1,306,044	4,750,198 (b)	4,232,455 (d)
Total	5,782,805	4,384,074	5,782,805 (a) + (b)	4,384,074 (c) + (d)
	Refer to the last response letter submitted to the SEC on May 5, 2011

* Note 2 to the financial statements for the period ended December 31, 2010 included in the Amendment No.3 to the S-1 disclosed $1,526,923 and $3,565,765 for three and nine months ended December 31, 2010, respectively. These figures included display fees of $192,567 and $639,354, respectively.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)22-2798-4033 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

Yayi International Inc.

By: /s/ Li Liu
       Li Liu
       Chief Executive Officer